Exhibit 12.1

WellCare Health Plans, Inc.
Ratio of Earnings to Fixed Charges (Unaudited)
(Dollars in thousands)

	For the Year Ending December 31,
	2013	2014	2015	2016	2017
Income before income taxes	$278,300	$177,800	$336,100	$529,500	$461,600

Fixed charges:
Interest expense	11,900	39,400	54,200	59,100	68,500
Estimated interest on operating leases	1,788	2,078	2,900	3,200	4,100
Total fixed charges	13,688	41,478	57,100	62,300	72,600

Earnings:
Income before income taxes	278,300	177,800	336,100	529,500	461,600
Fixed charges	13,688	41,478	57,100	62,300	72,600
Total earnings	$291,988	$219,278	$393,200	$591,800	$534,200
Ratio of earnings to fixed charges	21.33	5.29	6.89	9.50	7.36